20012740

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 22328

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M.Y. Safra Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

499 Park Ave 10 th fl
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berkower, LLC
(Name – if individual, state last, first, middle name)

517 Route 1, Suite 4103 (Address) Iselin (City) NJ (State) 08830 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Lee Tad Bull, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M. Y. Safra Securities, Inc., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KAELYN RADEBACH
State of Florida-Notary Public
Commission # GG154479
My Commission Expires
October 24, 2021

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

M. Y. SAFRA SECURITIES, INC.
FINANCIAL STATEMENTS
December 31, 2019

M. Y. SAFRA SECURITIES, INC.
FINANCIAL STATEMENTS
December 31, 2019

TABLE of CONTENTS

berkower

Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
(732) 781-2712

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Shareholder of
M.Y. Safra Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of **M.Y. Safra Securities, Inc.** (the "Company") as of December 31, 2019, the related statements of operations, changes in member's equity, and cash flows for the year ended December 31, 2019, and the related notes (collectively referred to as the "Financial Statements"). In our opinion, the Financial Statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These Financial Statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's Financial Statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the Financial Statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Financial Statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Financial Statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

The supplementary information (Schedule I - Computation of Net Capital under SEC Rule 15c3-1; Schedule II Computation for Determination of Reserve Requirements under SEC Rule 15c3-3; and Schedule III - Information Relating to the Possession or Control Requirements under SEC Rule 15c3-3) (the "Supplementary Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's Financial Statements. The Supplementary Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplementary Information reconciles to the Financial Statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplementary Information. In forming our opinion on the Supplementary Information, we evaluated whether the Supplementary Information, including its form and content, is presented in conformity with 17 C.F.R.§ 240.17a-5. In our opinion, the Supplementary Information is fairly stated, in all material respects, in relation to the Financial Statements as a whole.

We have served as the Company's auditor since [illegible].

Berkower LLC

Berkower LLC

Iselin, New Jersey
March 16, 2020

Miami • Los Angeles • Cayman Islands

M. Y. SAFRA SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2019

CURRENT ASSETS

Cash - Related Party	$ 199,407
Due from Broker	501,675
Other Assets	1,065
TOTAL ASSETS	$ 702,147

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:	
Accounts Payable and Accrued Expenses	-
TOTAL LIABILTITIES	$ -
SHAREHOLDER'S EQUITY	
Common Stock - $10 par value; 200 authorized	
128 shares issued and outstanding	1,280
Additional Paid-in Capital	988,944
Accumulated deficit	(288,077)
TOTAL SHAREHOLDER'S EQUITY	702,147
TOTAL LIABILITIES & SHAREHOLDER'S EQUITY	$ 702,147

The accompanying notes are an integral part of the financial statements

M. Y. SAFRA SECURITIES, INC.
STATEMENT OF OPERATIONS
For the year ended December 31, 2019

Revenues:	
Interest Income	$ 1,468
Total Revenues	$ 1,468
Expenses	
Licenses, Dues & Suscriptions	3,459
Rent	30,985
Payroll	139,065
Insurance	200
Professional Fees	47,656
Regulatory Fees	4,906
Communication	2,481
Other	1,650
Total Expenses	$ 230,401
Loss Before Tax Provision	$ (228,933)
Provision for Income Taxes	$ -
Net Loss	$ (228,933)

The accompanying notes are an integral part of the financial statements

M. Y. SAFRA SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
for the year ended 12/31/2019

	Shares of Common Stock	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance = January 1, 2019	200	$ 2,000	$ 268,385	$ (59,144)	$ 211,241
Redemption	(72)	$ (720)	$ (79,441)	$ -	$ (80,161)
Capital Contribution	0	$ -	$ 800,000	$ -	$ 800,000
Net Loss for the year	0	$ -	$ -	$ (228,933)	$ (228,933)
Balance = December 31,2019	128	$ 1,280	988,944	$ (288,077)	$ 702,147

The accompanying notes are an integral part of the financial statements

M. Y. SAFRA SECURITIES, INC.
STATEMENT OF CASH FLOW
for the year ended 12/31/2019

OPERATING ACTIVITIES	
Net Loss	$ (228,933)
Adjustments to Reconcile Net Loss to	
Cash Used in Operating Activities	
Decrease in Payables and Accrued Expenses	(15,008)
Decrease in Other Assets	8,286
Increase in Due From Broker	(501,675)
Net cash used in Operating Activities	(737,330)
FINANCING ACTIVITIES	
Capital Contribution	800,000
Redemption of Common Stock	(80,161)
Net cash provided by Financing Activities	719,839
Net decrease in cash for the year	$ (17,491)
Cash at the beginning of the year	$ 216,898
Cash at the end of the year	$ 199,407

SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid for Income Tax	$ -
Cash paid for Interest	$ -

The accompanying notes are an integral part of the financial statements

M. Y. SAFRA SECURITIES, INC.
Notes to Financial Statement
December 31, 2019

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

M. Y. Safra Securities, Inc. (a Delaware corporation located in New York City) is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company was initially incorporated in 1977 as Gilbert, Doniger & Company, Inc. ("Doniger"). In April 2019, all of the issued and outstanding shares of Doniger were acquired by MYSB Financial LLC. On April 26, 2019 the name of the entity was changed to M.Y. Safra Securities, Inc.(the "Company"). The Company provides brokerage services to clients with respect to securities trading. In this capacity the Company executes agency transactions for its customers and forwards all such transactions to Apex Clearing Corporation ("Apex"), the Company's clearing broker, on a fully disclosed basis.

In connection with the acquisition of outstanding shares of Doniger the Company redeemed 72 shares of common stock for an aggregated purchase price of $ 80,161.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition – Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers (ASC Topic 606). This adoption had no effect on the Company's revenues. Commissions and related clearing expenses are recognized on a trade date basis as security transactions occur.

Effective January 1, 2019, the Company adopted ASC 842, Leases ("ASC 842"). The new guidance increases transparency and comparability by requiring the recognition of right-of-use assets and lease liabilities on the statement of financial condition. The recognition of these lease assets and lease liabilities represents a change from previous US GAAP requirements, which did not require leased assets and lease liabilities to be recognized for most leases. This adoption did not have a material effect on the Company's financial statements.

Cash and Equivalents – For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. The company held no cash equivalents as of December 31, 2019. The company cash at that date was held at one financial institution.

Use of Estimates in Financial Statements – The preparation of financial statements in conformity with generally accepted accounting principles (GAAP), requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates

Income Taxes – The Company has elected to be taxed as a C-corporation pursuant to the Internal Revenue Code and state laws. Income taxes are provided for tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Income tax expense is based on income reported in the accompanying statements of operations adjusted for the differences that will never enter the computation of taxes payable under applicable tax law.

Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. Temporary differences giving rise to the deferred tax assets consist primarily of operating loss carry-forwards available to offset future taxable income.

The Company accounts for certain tax positions in accordance with GAAP, which prescribes a recognition threshold and measurement process for financial statement recognition of uncertain tax positions taken or expected to be taken in a tax return. It also provides guidance related to uncertain tax positions such as recognition, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

NOTE 3. RELATED-PARTY TRANSACTIONS

The Company entered into an expense sharing agreement with an affiliate, SPNY Capital LP ("SPNY"), starting in July 2019. The agreement requires the Company to SPNY $2500 per month for office space, network and technology, and market data charges. The Company's statement of operation includes $15,000 in expenses related to this agreement for the year ended December 31, 2019. The Company's cash balances are deposited with M.Y. Bank FSB (the "Bank") the Company and the Bank are owned by the same ultimate parent.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934 (SEA), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 times net capital, as defined. On December 31, 2019 the Company's ratio of aggregate indebtedness to net capital was 0. At that date its net capital was $ 701,082, which was $651,082 in excess of its net capital requirement of $50,000.

NOTE 5. INCOME TAX

The Company accounts for income taxes under GAAP, which states among other things, that deferred tax assets and liabilities shall be classified as noncurrent assets or liabilities.

On December 31, 2019 the Company has net operating loss carry forwards of approximately $288,000 (approximately $59,000 of which are subject to significant limitations).

The Company's deferred tax asset related to its net loss carryforwards at December 31, 2019 amounted to approximately $66,000. That amount has been fully reserved for at that date.

The Company recognizes tax benefits only to the extent that the Company believes it is "more likely than not" that its tax positions will be sustained upon examination by the taxing authorities. Management believes that all of the positions taken on its federal and state income tax returns would more likely than not be sustained upon examination. The Company's income tax returns are subject to possible federal and state examination, generally for three years after they are filed.

NOTE 6. – FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

Pursuant to a clearing agreement, the Company introduces all of its securities transactions to Apex on a fully disclosed basis. All of the customers money balances and long and short security positions are carried on the books of Apex. In accordance with the clearing agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In addition, the due to the clearing broker on the Statement of Financial Condition includes a clearing deposit of $ 500,000.

M. Y. SAFRA SECURITIES, INC.
Notes to Financial Statements
December 31, 2019

NOTE 7 – SUBSEQUENT EVENTS

Subsequent events were considered through to date the financial statements were issued.

SUPPLEMENTARY INFORMATION

M. Y. SAFRA SECURITIES, INC.
Net Capital Computation Rule 15c3-1
December 31, 2019

SCHEDULE I

Shareholder Equity		$702,147
Deduction for non-allowable assets		
	Other Assets	$ (1,065)
	Total non-allowable assets	$ (1,065)
Net Capital		$701,082
Comutation of basic net capital requirements:		
Minimum net capital requirements of 6 2/3% of the aggregate	indebtedness	$ -
Statutory minimum net capital		$ 50,000
Net capital requirement (greater of the minimum calculation or the statutory amount)		$ 50,000
Excess net capital (net capital less net capital required)		$651,082
Percentage of aggregate indebtedness to net capital		-

Statement Pursuant to Rule 17a-5(d)(4)
There are no material differences between the computation detailed above and the Company's computation of net capital as reported in the unaudited PartIIA of Form X-17A-5A filed as of December 31,2019.

M. Y. SAFRA SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER SEC RULE 15C3-3
December 31, 2019

SCHEDULE II

The Company is exempt from the provisions of SEC Rule 15c3-3 as set forth in the conditions for exemption appearing in Paragraph (k)(2)(ii).

M. Y. SAFRA SECURITIES, INC.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3
December 31, 2019

SCHEDULE III

The Company is exempt from the provisions of SEC Rule 15c3-3 as set forth in the conditions for exemption appearing in Paragraph (k)(2)(ii).

berkower

Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
(732) 781-2712

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Shareholder of
M.Y. Safra Securities, Inc.

We have reviewed management's statements, included in the accompanying **M.Y. Safra Securities, Inc.** Exemption Report, in which (1) M.Y. Safra Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which M.Y. Safra Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: *(2)(ii)* (the "Exemption Provisions") and (2) M.Y. Safra Securities, Inc. stated that M.Y. Safra Securities, Inc. met the identified Exemption Provisions throughout the most recent fiscal year without exception. M.Y. Safra Securities, Inc.'s management is responsible for compliance with the Exemption Provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about M.Y. Safra Securities, Inc.'s compliance with the Exemption Provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraphs (k)*(2)(ii)* of Rule 15c3-3 under the Securities Exchange Act of 1934.

Berkower LLC

Berkower LLC

Iselin, New Jersey
March 16, 2020

M.Y. Safra Securities, Inc.

499 Park Avenue 10th fl.
New York, New York 10022

M.Y. Safra Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. ≈ 240.17a-5, "Reports to be made by certain brokers and dealers"). The Exemption Report was prepared as required by 17 C.F.R ~ 240.17a5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an Exemption Report because the Company had no obligations under 17 C.F.R~240.15c3-3 under exemption (k)(2)(ii) of the rule.

(2) The Company has no obligations under 17 C.R.F ~ 240.15c3-3 under exemption (k)(2)(ii) of the rule, throughout the most recent fiscal year without exception.

M. Y. Safra Securities, Inc.

I, Tad Bull swear that to the best knowledge and belief, this Exemption Report is true and correct.

Tad Bull

Tad Bull , Title Financial Principal

March 16, 2020